UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025 No.4

Commission File Number 0-24790

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

On August 13, 2025, the Registrant Launches 2025 Technical Global Symposium Series

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2025	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Name: Nati Somekh Title: Corporate Secretary

Tower Semiconductor Launches 2025 Technical Global Symposium Series

Premier events in Shanghai and Santa Clara will showcase Tower’s latest technologies and expertise, with sessions by senior leaders and engineers, allowing networking with peers and
Tower experts

MIGDAL HAEMEK, Israel, August 13, 2025 - Tower Semiconductor (NASDAQ/TASE: TSEM), a leading foundry of high-value analog semiconductor solutions, today announced the launch of its 2025 Technical Global Symposium (TGS) – the company’s flagship annual technology and innovation event series. This year’s symposiums will be held September 16, 2025, in Shanghai, China and November 18, 2025, in Santa Clara, California.

Events will explore key market megatrends in AI, high-speed connectivity, and other rapidly advancing domains, highlighting Tower’s capabilities and technology platforms that enable customers to deliver high-performance connectivity, power-efficient architectures, and advanced imaging solutions. Attendees will gain insight into how Tower’s technologies and design enablement services can accelerate development, strengthen product differentiation, and create measurable market value.

Highlights of the events include:

•	Keynote by Russell Ellwanger, CEO of Tower Semiconductor, sharing the company’s vision for the future and its commitment to driving growth in close partnership with customers.
•
Expert-led technical deep dives into Tower’s industry-leading solutions in Silicon Photonics, SiGe, RF SOI, power management, image sensors, and advanced display technologies – along with its comprehensive design enablement ecosystem.

•	Exclusive guest sessions from global technology leaders, providing inside perspectives on breakthroughs in AI innovation and optical communications.
•	High-value networking opportunities with Tower’s senior executives, domain experts, and industry peers – enabling collaborations that drive the next wave of semiconductor innovation.

Registration for TGS China event is now open: click here to register
For additional information, agenda, and registration, please visit the event page here.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, provides technology, development, and process platforms for its customers in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating a positive and sustainable impact on the world through long-term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), photonics, and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns one operating facility in Israel (200mm), two in the U.S. (200mm), two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo, shares a 300mm facility in Agrate, Italy with STMicroelectronics as well as has access to a 300mm capacity corridor in Intel’s New Mexico factory. For more information, please visit: www.towersemi.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Tower does not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Tower Semiconductor Company Contact:  Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
Tower Semiconductor Investor Relations Contact:  Liat Avraham | +972-4-6506154 | liatavra@towersemi.com